UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Celyad Oncology SA

On April 4, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing receipt of a letter (the “Letter”) from The Nasdaq Stock Market (“Nasdaq”) on March 31, 2023, informing the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5450(b)(1)(A) for the Nasdaq Global Market, which requires that a listed company’s stockholders’ equity be at least $10.0 million (the “Stockholders’ Equity Requirement”).

The Company has a period of 45 calendar days from the date of the Letter, or until May 15, 2023, to submit a plan to regain compliance with the Stockholders’ Equity Requirement. If such a plan is submitted and accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Letter for the Company to regain compliance.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on April 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: April 5, 2023	By:	/s/ Michel Lussier
Michel Lussier
Interim Chief Executive Officer